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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               Purina Mills, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    746276104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 August 17, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G/A
                               CUSIP NO. 746276104


--------------------------------------------------------------------------------

         1.  Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Cargill, Incorporated
             EIN #41-0177680

--------------------------------------------------------------------------------

         2.  Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)               ...................................

             (b)               ...................................

--------------------------------------------------------------------------------

         3.  SEC Use Only ....................................

--------------------------------------------------------------------------------

         4.  Citizenship or Place of Organization

             Delaware

--------------------------------------------------------------------------------

                         5.       Sole Voting Power:  zero (0)
Number of
--------------------------------------------------------------------------------
Shares
Beneficially             6.       Shared Voting Power: zero (0)

--------------------------------------------------------------------------------
Owned by
Each Reporting           7.       Sole Dispositive Power:  zero (0)
Person With
--------------------------------------------------------------------------------

                         8.       Shared Dispositive Power: zero (0)

--------------------------------------------------------------------------------

         9. Aggregate Amount Beneficially Owned by Each Reporting Person zero (0)

--------------------------------------------------------------------------------

        10.  Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares (See Instructions)

--------------------------------------------------------------------------------

        11.  Percent of Class Represented by Amount in Row (11)
                                                               zero percent (0%)

--------------------------------------------------------------------------------

        12.  Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

             CO

--------------------------------------------------------------------------------

                                 SCHEDULE 13G/A
                               CUSIP NO. 746276104


Item 1.

         (a)     Name of Issuer Purina Mills, Inc.

         (b)     Address of Issuer's Principal Executive Offices:
                 1401 South Hanley Road, St. Louis, MO 63144


Item 2.

         (a)     Name of Person Filing: Cargill, Incorporated

         (b)     Address of Principal Business Office or, if none, Residence:
                 15407 McGinty Road West, Wayzata, MN 55391

         (c)     Citizenship: Delaware

         (d)     Title of Class of Securities: Common Stock

         (e)     CUSIP Number: 746276104



Item 3.  If this statement is filed pursuant to Sections 240.13d-1(b)
         or 240.13d-2(b) or (c), check whether the person filing is a:
         (a)     [ ]     Broker or dealer registered under section 15 of the
                         Act (15 U.S.C. 78o).
         (b)     [ ]     Bank as defined in section 3(a)(6) of the Act (15
                         U.S.C. 78c).
         (c)     [ ]     Insurance company as defined in section 3(a)(19) of
                         the Act (15 U.S.C. 78c).
         (d)     [ ]     Investment company registered under section 8 of the
                         Investment Company Act of 1940 (15 U.S.C 80a-8).
         (e)     [ ]     An investment adviser in accordance with Section
                         240.13d-1(b)(1)(ii)(E);
         (f)     [ ]     An employee benefit plan or endowment fund in
                         accordance with Section 240.13d-1(b)(1)(ii)(F);
         (g)     [ ]     A parent holding company or control person in
                         accordance with Section 240.13d-1(b)(1)(ii)(G);
         (h)     [ ]     A savings associations as defined in Section 3(b) of
                         the Federal Deposit Insurance Act (12 U.S.C. 1813);
         (i)     [ ]     A church plan that is excluded from the definition
                         of an investment company under section 3(c)(14) of
                         the Investment Company Act of 1940 (15 U.S.C. 80a-3);
         (j)     [ ]     Group, in accordance with Section
                         240.13d-1(b)(1)(ii)(J).

                                 SCHEDULE 13G/A
                               CUSIP NO. 746276104


Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)     Amount beneficially owned:  zero shares (0)

         (b)     Percent of class:  zero percent (0%)

         (c)     Number of shares as to which the person has:

                 (i)    Sole power to vote or to direct the vote: zero (0)

                 (ii)   Shared power to vote or to direct the vote: zero (0)

                 (iii) Sole power to dispose or to direct the disposition of: zero (0)
                 (iv) Shared power to dispose or to direct the disposition of: zero (0)


Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6.  Ownership of More than Five Percent
         on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

                                 SCHEDULE 13G/A
                               CUSIP NO. 746276104


Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under
Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule
13d-1(d), attach an exhibit stating the
identification of the relevant subsidiary.

Not applicable.


Item 8.  Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to
Section 240.13d-1(b)(1)(ii)(J), so indicate under
Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to
Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.


Item 9.  Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.

Not  applicable.

                                 SCHEDULE 13G/A
                               CUSIP NO. 746276104


Item 10. Certification


                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                             Date: August 24, 2001



                              /s/  Jeffery D. Leu
                             --------------------------------
                             Signature

                             Name: Jeffery D. Leu
                             Title: President, Value Investment Group